July 3, 2025

Kaan Terzioglu
Executive Chairman
Kyivstar Group Ltd.
Index Tower (East Tower) Unit 1703
Dubai (DIFC) United Arab Emirates

Kaan Terzioglu
Director
VEON Holdings B.V.
Claude Debussylaan 88
1082 MD, Amsterdam

        Re: Kyivstar Group Ltd.
            Amendment No. 1 to Registration Statement on Form F-4
            Filed June 24, 2025
            File No. 333-287802
Dear Kaan Terzioglu and Kaan Terzioglu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 20, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-4
Questions and Answers About the Business Combination...
What are the possible sources and the extent of dilution..., page xviii

1. We note your revised disclosure in response to prior comment 5 as it relates to the change in net tangible book value per share attributable to Cohen Circle shareholders.
       Please further revise your disclosures as follows:
 July 3, 2025
Page 2

             Remove the change in net tangible book value per share information from the dilution table on page xviii.
             Revise to include an introductory paragraph to the first table on page xix explaining what the table is intended to convey.
             Move the paragraph immediately preceding the first table on page xix to precede the second table on that page, which is the table that your current disclosure describes.
Summary of the Proxy Statement/Prospectus
JSC Kyivstar, page 1

2. We note your revised disclosures in response to prior comment 6. Please further revise here to state the total amount of revenue JSC Kyivstar generated and the amount not attributable to digital products and services (i.e. mobile services, including voice, message and wireless internet and fixed-line telecommunications). Also, revise to remove any reference to revenue generated by Uklon in fiscal 2023 and 2024, which is prior to the April 2025 acquisition.
Kyivstar Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators
Mobile customers, page 175

3. We note your revised disclosures in response to prior comment 10. Please further revise to indicate here, if true, that subscribers are the same as customers, since you still refer to subscribers throughout.
        Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Matthew Derby at 202-
551-3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Jennifer M. Gascoyne